 Exhibit 99.1

Kenon Announces Dividend to Shareholders

Singapore, November 4, 2019. Kenon Holdings Ltd. (“Kenon”) (NYSE: KEN, TASE: KEN) announces that its Board of Directors has approved a cash dividend of US$1.21 per share relating to the year ending December 31, 2019, an aggregate amount of approximately US$65 million (the “Dividend”), payable to shareholders of record as of the close of trading on November 18, 2019 (the “Record Date”), to be paid on November 26, 2019 (the “Payment Date”).

Kenon’s Board of Directors considered a number of factors in approving the Dividend, including Kenon’s anticipated cash needs. Following payment of the Dividend, Kenon will retain cash of approximately $28 million.

The Dividend is consistent with Kenon’s strategy of realizing the value of its businesses for its shareholders.

Additional Information about the Dividend

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is November 15, 2019 (the “NYSE Ex-Dividend Date”). The NYSE will adjust the price of Kenon’s shares on the NYSE Ex-Dividend Date to reflect the Dividend.

The Tel Aviv Stock Exchange’s (“TASE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is November 18, 2019 (the “TASE Ex-Dividend Date”). The TASE will adjust the price of Kenon’s shares on the TASE Ex-Dividend Date to reflect the Dividend.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon’s shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon’s shareholders according to their jurisdiction and the local tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation). Kenon’s shareholders should consult their tax advisors with respect to the federal, state, and/or any other local tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Dividend, the Payment Date, the Record Date, the NYSE Ex-Dividend Date, the TASE Ex-Dividend Date, and the crediting of accounts with the Dividend, as well as the amount of cash to be retained by Kenon following the Dividend and statements about the expected Singapore tax treatment of the Dividend. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risks relating to payment of the Dividend and that the amounts retained by Kenon are not sufficient to meet its cash needs, statements relating to the  expected tax treatment of the Dividend in Singapore and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.